[Madison Square Garden Entertainment Corp. Letterhead]

September 18, 2023

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Trade and Services,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Attention:	Rucha Pandit

Re:	Acceleration Request for Madison Square Garden Entertainment Corp.

Registration Statement on Form S-1 (File No. 333-274555)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Madison Square Garden Entertainment Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-274555 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 5:30 p.m., Eastern Time, on September 19, 2023, or as soon as practicable thereafter.

Please contact Robert W. Downes of Sullivan & Cromwell LLP via telephone at (212) 558-4312 or via e-mail at (downesr@sullcrom.com) with any questions and please notify him when this request for acceleration has been granted.

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Very truly yours,

By	/s/ David F. Byrnes
	Name:	David F. Byrnes
	Title:	Executive Vice President and Chief Financial Officer

cc:	Robert W. Downes

(Sullivan & Cromwell LLP)